Exhibit 99.1

rYojbaba Co., Ltd. Announces Pricing of $5 Million Initial Public Offering of Japanese Common Shares and Listing on Nasdaq

FUKUOKA, JAPAN, August 13, 2025 – rYojbaba Co., Ltd. (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, today announced the pricing of its initial public offering of 1,250,000 Japanese common shares at US$4.00 per share. The Japanese common shares are expected to begin trading on the Nasdaq Capital Market on August 14, 2025, under the ticker symbol “RYOJ”. Gross proceeds of the offering before deducting underwriting discounts and other offering expenses are expected to be US$5 million. The offering is expected to close on August 15, 2025, subject to customary closing conditions.

In addition, rYojbaba has granted the underwriters a 45-day option to purchase up to an additional 187,500 Japanese common shares at the initial offering price, less underwriting discounts to cover over-allotments, if any.

rYojbaba intends to use the net proceeds from the offering primarily for working capital and general corporate purposes, which may include implementation and development of an information technology (IT) platform for our labor consulting services, hiring of additional consultants and an expansion abroad of consulting business as well as an expansion of the osteopathic clinics and beauty salons through mergers and acquisitions and franchising.

D. Boral Capital LLC (“D. Boral”) is acting as the sole book-running manager for the offering.

Anthony, Linder & Cacomanolis, PLLC is acting as U.S. legal counsel to rYojbaba and Bevilacqua PLLC is acting as U.S. legal counsel to D. Boral for the offering.

A registration statement on Form F-1, as amended (File No. 333-281225), relating to these securities was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on July 31, 2025. This offering is being made only by means of a prospectus. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from D. Boral Capital LLC, 590 Madison Ave., 39th Floor, New York, NY 10022, by telephone: (212) 970-5150, or by email at: info@dboralcapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Japanese common shares in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the timing of the trading of its Japanese common shares or the closing of the offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com